

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Ziyu Shen
Chairman and Chief Executive Officer
ECARX Holdings Inc.
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People's Republic of China

   Re: ECARX Holdings Inc.
     Draft Registration Statement on Form F-1
     Submitted January 19, 2023
     CIK No. 0001861974

Dear Ziyu Shen:

  We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please revise the prospectus cover page, risk factors and management's discussion and analysis to disclose that your controlling shareholder, Mr. Eric Li (Li Shufu), and Mr. Ziyu Shen, your CEO and Chairman, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. Disclose the percentage of shares this represents and that all of these shares were acquired at prices significantly below the current trading price of your shares. In addition, clarify on the prospectus cover page which selling shareholders are controlled by Messrs. Eric Li and Ziyu Shen, or simply refer to them as affiliates of Mr. Eric Li (Li Shufu) or Mr. Ziyu Shen.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 150

2.   Please further expand your discussion of capital resources to address changes in the company's liquidity position since the business combination. Discuss the net cash proceeds you received in connection with the business combination, indicating the sources and uses. Disclose that the $15 million investment by Luminar Technologies, Inc. was paid by Luminor Technologies issuing 2,030,374 of its shares rather than paying cash. Also discuss that the $65 million you received from the Investor Notes increased your debt by $65 million and is due on 11/8/25. Disclose that the $11.50 conversion price of the Investor Notes is below the current trading price of your Class A ordinary shares, making it unlikely that the Investor Notes will be converted unless the market price of your shares exceeds $11.50. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Technology

cc: Shu Du, Esq.